Exhibit 99.1

Press Release
Descartes Acquires BoxTop Technologies
Strengthens Shipment Management Capabilities for Logistics Services Providers

WATERLOO, Ontario and ATLANTA, Georgia, June 11, 2024 -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers (“LSPs”).

Based in the UK, BoxTop helps LSPs digitize their operations and connect to the wider logistics community to manage the lifecycle of shipments. LSPs use the BoxTop platform to manage the secure and efficient movement of goods from quoting through to routing, booking, and final delivery.  BoxTop is an existing Descartes partner, leveraging the Descartes Global Logistics Network (“GLN”) to help their clients gain visibility into shipments across multiple modes of transportation and to complete electronic customs filings.

“We’ve been working successfully with BoxTop for a number of years, and this was the next logical step in our partnership,” said Scott Sangster, General Manager Logistics Services Providers at Descartes. “BoxTop has an excellent solution for small- to mid-sized LSPs and we see an opportunity to integrate it with more solutions on the GLN.  This will help us deliver more value to BoxTop customers and expand the geographic footprint into more countries in Europe.”

“LSPs will continue to play a vital role in trade in the global economy,” said Edward J. Ryan, Descartes’ CEO. “As LSPs continue to digitize their operations, we want to make sure that small- to mid-size LSPs have access to the same breadth of solutions to manage the lifecycle of shipments in a secure and efficient manner.  The acquisition of BoxTop puts us in a better position to deliver even more value to this community. We’re excited to welcome the BoxTop employees, customers and partners into the Descartes family.”

BoxTop is headquartered in Windsor, England. Descartes acquired BoxTop for approximately £10.25 million ($US 13 million), satisfied from cash on hand.

About Descartes Systems Group
Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and

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exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of BoxTop and its solution offerings; the potential to provide customers with shipment management solutions; other potential benefits derived from the acquisition and BoxTop’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the BoxTop business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

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